July 25, 2022

VIA EDGAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  James Lichtenfels

Dear Sirs/Mesdames:

RE: LIVE CURRENT MEDIA INC. (the "Company")

- SEC File No. 333-266177

- Registration Statement on Form S-1

Dear Sirs and Mesdames:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of above referenced Registration Statement on Form S-1 to 12:00 p.m. (Eastern Time) on Wednesday, July 27, 2022, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Christian I. Cu of O'Neill Law LLP at (604) 687-5792 ext. 201.

Thank you for your assistance.  Please call with any questions.

Very truly yours,

LIVE CURRENT MEDIA INC.

/s/ Mark Ollila

Mark Ollila

Chief Executive Officer

LIVE CURRENT MEDIA | 10801 Thornmint Rd | Suite 200 | San Diego, CA 92127